FNX MINING COMPANY INC. ANNOUNCES FILING OF FINAL PROSPECTUS FOR “BOUGHT DEAL” FINANCING

Toronto, Ontario – November 17, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) announced today that it has filed a final short form prospectus qualifying the distribution of 7.5 million common shares of FNX in each of the provinces of Canada, at a price of Cdn$13.60 per common share for aggregate gross proceeds of Cdn$102 million.

The offering is being underwritten on a “bought deal” basis by a syndicate of underwriters.  The underwriters have been granted an over-allotment option to purchase for resale under the offering up to an additional 2.5 million common shares at a price of Cdn$13.60 per common share on the closing date.  If the option is exercised, the aggregate gross proceeds of the offering will be Cdn$136 million.  FNX plans to use the net proceeds of the offering for the development of its Sudbury properties and for general working capital purposes.

The common shares to be sold under the offering are offered by way of a short form prospectus in each province of Canada where purchasers reside and are offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is expected to close on November 28, 2005, subject to receipt of all necessary approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel:  416-628-5922; Fax:  416-360-0550; E-mail:  tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel:  416-368-0990; Fax:  416-360-0550; E-mail:  rgagel@fnxmining.com